Form C

Cover Page

Name of issuer:

Work4Workers, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: March 30, 2020

Physical address of issuer:

Headquarters

8113 Amelia Cove
Austin, TX 78750
United States

Website of issuer:

https://www.work4workers.com

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Other

If Other, describe the security offered:

SAFE

Target number of securities to be offered:

25,000

Price:

$1.0000

Target offering amount:

$25,000.00

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$100,000.00

Deadline to reach the target offering amount:

October 15, 2021 at 00:00:00 UTC

Current number of employees:

4

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Kentucky	☑ North Dakota
☑ Alaska	☑ Louisiana	☑ Ohio
☑ Arizona	☑ Maine	☑ Oklahoma
☑ Arkansas	☑ Maryland	☑ Oregon
☑ California	☑ Massachusetts	☑ Pennsylvania
☑ Colorado	☑ Michigan	☑ Rhode Island
☑ Connecticut	☑ Minnesota	☑ South Carolina
☑ Delaware	☑ Mississippi	☑ South Dakota
☑ District Of Columbia	☑ Missouri	☑ Tennessee
☑ Florida	☑ Montana	☑ Texas
☑ Georgia	☑ Nebraska	☑ Utah
☑ Hawaii	☑ Nevada	☑ Vermont
☑ Idaho	☑ New Hampshire	☑ Virginia
☑ Illinois	☑ New Jersey	☑ Washington
☑ Indiana	☑ New Mexico	☑ West Virginia
☑ Iowa	☑ New York	☑ Wisconsin
☑ Kansas	☑ North Carolina	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Work4Workers, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
>
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
Rodolfo Rucoba	Founder, Work4Workers, Inc	March 30, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Founder		March 1, 2020	

Business experience

EmployerPosition	Responsibilities	Employer's Principal Business	Start date	End date
Rucoba& Maya Construction – President	Managing a concrete, masonry, & construction company out of Austin, Texas.		March 1, 2014	

Director Name	Principal Occupation	Year Joined as Director	Status
Phillip Pompa	CEO, Work4Workers, Inc.	March 30, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO		March 1, 2020	

Business experience

EmployerPosition	Responsibilities	Employer's Principal Business	Start date	End date
Pompa Capital, LLC – President	Distressed Real Estate Investment Management		June 1, 2011	
International Accelerator	Accelerator program focused on non-U.S companies moving to the U.S.		April 1, 2015	July 31, 2016
Conexant - Sr. VP of Marketing	World-Wide Marketing management of microprocessors, audio, video, and communication semiconductor products.		January 1, 2010	January 1, 2011
Sigmatel - CEO	Restructured two different division of the company (NASDAQ: SGTL) before assuming role of CEO. Sold company to Freescale		May 1, 2004	May 1, 2008

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Javier Oblitas	CTO	March 30, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Software Development		March 1, 2020	March 30, 2020

Business experience

EmployerPosition	Responsibilities	Employer's Principal Business	Start date	End date
VND	Consultant of Managed Secure Hosting Solutions, Security Analyst and Compliance Audits, DC maintenance, Custom Development of Software, Automation and all IT and telephony fields. IOT devices with programming of Web applications and mobile device Apps.		February 1, 2000	

Officer Name	Title	Date Joined	Status
Rodolfo Rucoba	Founder	March 30, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Founder		March 1, 2020	

Business experience

EmployerPosition	Responsibilities	Employer's Principal Business	Start date	End date
Rucoba& Maya Construction - President	Managing a concrete, masonry, & construction company out of Austin, Texas.		March 1, 2014	

Officer Name	Title	Date Joined	Status
Manuel Oblitas	VP Sales & Marketing	March 30, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Business Development		March 1, 2020	

Business experience

EmployerPosition	Responsibilities	Employer's Principal Business	Start date	End date
VND - Co-Founder	Provides executive oversight at Visual Net Design(VND) across all operations. VND develops software for web and standalone server and mobile systems (server and small factor computing devices), web design, database design, graphic design and web marketing. We also cover web server hosting, manage our own hosting networks as well as provide IT support for local companies.		January 1, 2002	

Officer Name	Title	Date Joined	Status
Phillip Pompa	CEO	March 30, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO		March 1, 2020	

Business experience

EmployerPosition	Responsibilities	Employer's Principal Business	Start date	End date
Pompa Capital, LLC - President	Distressed Real Estate Investment Management		June 1, 2011	
International Accelerator	Accelerator program focused on non-U.S companies moving to the U.S.		April 1, 2015	July 31, 2016
Conexant - Sr. VP of Marketing	World-Wide Marketing management of microprocessors, audio, video, and communication semiconductor products.		January 1, 2010	January 1, 2011
Sigmatel - CEO	Restructured two different division of the company (NASDAQ: SGTL) before assuming role of CEO. Sold company to Freescale		May 1, 2004	May 1, 2008

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Rodolfo Rucoba	1,850,000 shares of Common	37%
Phillip Pompa	1,200,000 shares of Common	24%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Work4Workers, Inc.

An Open Market Platform: Smartphone Apps Connecting Contractors and Skilled Contract Labor to increase construction industry employment.

Problem:

1. Contractors need reliable, talented, skilled contract labor with short notice.
2. Contract Laborers need work.
3. Today's market is inefficient and subject to exploitation and unsafe environments.

Solution:

Building mobile applications: Allowing contractors to simply sign-up and click a button to find contract laborers on-demand based on specifications they create including proximity to site, skillset, reviews, and more. In parallel, allowing contract laborers to simply sign-up, receive local job requests and confirm job acceptance.

Why now?

The construction labor market trend is tighter as the number of available construction workers decline in the U.S. The construction industry is experiencing a shortage of skilled construction labor.

Market Size

Workers:

- 2 M Construction workers (BLS 2018), 30.7 % Hispanic/Latino (BLS 2018)
- 3% Indep. Contractors/11.4% on-call/3.6% Temp Agency/7.2% Contract Firms (BLS 2017)
- 5% (4.5M) of Construction workers potential users
- Workers typically look for work weekly (>2M employment opportunities weekly)

Construction Companies

- 680,000 Construction contractors per Industry Data

Competition & Differentiation

Competition includes local labor brokers / recruiters.   More direct competition does not understand the platform's consumers don't use email, Linkedin and calendars. Our workers use smartphones with Facebook, text and What's App. We will communicate via those channels for quick app adoption.

Business Model

First app that provides construction worker leads to contractors is a subscription model.   Revenue forecasts include 3 to 6 months of a free trial until users find workers or work with minimal revenues in the first year.

We engage with contractors and workers via direct personal interactions and through industry partnerships. We will be engaging with contractors through partnerships with contractor associations and other construction industry suppliers.   We will engage with workers via Facebook ads, job site visits , day labor sites, community labor events, flea markets and more.   In all cases, we will offer free months for referrals.

Team

Founder: Rudy Rucoba – Experienced construction company owner and entrepreneur. BS, Texas A&M. https://www.linkedin.com/in/rodolfo-rudy-rucoba-5b3bba16/

CEO: Phil Pompa – Experienced F500 Executive and Entrepreneur. BS/MBA Stanford University. https://www.linkedin.com/in/ppompa/

VP Marketing: Manuel Oblitas – Experienced tech company owner, former staffing manager and entrepreneur. https://www.linkedin.com/in/manuel-oblitas-8a70018

CTO - Javier Oblitas - Experienced tech company owner and entrepreneur. https://www.linkedin.com/in/javier-oblitas-a8a2253b

Financial overview:

All development to date paid by founders.   A financial forecast is included in the company pitch deck. Note that this forecast is an estimate only and should not be viewed as a commitment from the company.   Note that all four of the founders have experience starting and managing companies in various industries.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Material factors that may make an investment speculative or risky includes the following risks:

1. **Product Development Risks**:   Risks include that product may take longer than anticipated to introduce to the market, development costs may increase beyond forecasts, and product quality (functionality of product).   The security of user and company data may be at risk. In addition. the responsiveness, security and functionality of third party software, servers and networking may be risks.

2. **Market Adoption Risks**: Users may not choose to use the product as planned.   Risks include a slower adoption rate or non-adoption of the product.

3. **Competitive Risks**: Users may choose to use existing market solutions such as personal networks, recurring and staffing companies. Large recruiting websites and applications may decide to target the construction industry and new startups may enter the market. Direct competition includes companies including Core (bycore.com), FaberConnect, Toolbelt and more.

4. **Market Risks**: National economic and government policy changes may impact the growth of construction industry or the use of independent contract workers. Changes in immigration policy may also have an impact on the construction labor market. The current Covid-19 pandemic may also impact the construction industry growth, health of workers and constraints on construction projects.   All impacting the use of our product and the number of users adopting the product.

5. **Market Partner Risks**: There are risks that Apple or Google app stores will approve and provide access to our application. Risks may also include our ability to engage with local construction organizations and local marketing partners such as suppliers, day labor sites and labor organizations.

6. **Management Risks**: The continued engagement of any of the founders and our ability to recruit, hire and retain new management employees.

7. **Funding Risks**: There are risks in the use of crowdsourcing to attract investors to engage a significant number of investors and significant amount of investment.   Risks also include the ability to attract on going funding through additional crowdsourcing or other venture funding sources.   New funding sources could offer funding that could include terms that could impact the business plan, the Mangement team, dilution of existing shareholders and voting rights of existing shareholders.

8 **Financial Forecasts Risks**: Any financial estimates are estimates and projections based on best information available. These financial projections should not be viewed as a commitment from the company or the company's management.

9. **Data / Privacy Risks -** User privacy, user data, and Company data may be at risk due to cyber attack or other malfeasance. Other risks possible include risk introduced by Employees working remotely and a limited IT team to manage software updates and staying abreast of industry IT risks. Additional risks are employee negligence (unattended or lost/stolen computers, not following security protocols/processes and phishing attacks), ability to detect threats, introduction of new threats by non-corporate applications, and data backup failures.

10. **Company Projection Risks -** Projections, including those outlined above, made a company with no operating history. The revenue projections are based on potential user discussions but user adoption rates and cost of acquiring customers introduce risk to these projections.   Risks are inherent in the company's revenue, costs, and funding assumptions.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

The purpose of this offering is to fund the development of a minimal viable product, MVP, and its' launch in the Central Texas region.

10. How does the issuer intend to use the proceeds of this offering?:

The targeted $25,000 raise will primarily be used (e.g. 90%+) to fund the development of our simplified, minimal viable product, MVP. If additional funding of $75,000 is raised, it will be used to add needed features to the MVP. Any funds raised above $100,000 will be used to immediately launch the product in the Central Texas market. Thee launch's initial marketing efforts including job site visits, contractor lunches, and initial Facebook ads. Note that no salaries, benefits, rent, or office equipment will be paid out of this initial funding.

If we can raise up to $500,000, the additional $400,000 will allow for small feature upgrades, customer support, legal and expanded marketing efforts in Texas(90% of this additional funding). Limited partial salaries may be paid out this second funding (approximately 10%). The team will operate remotely, but have access to office and meetings space provided by two of our founders.

We will also pay a 6% success fee at the time of distribution from the Fund America escrow account directly to Fundify for their services in hosting our Offering in their Marketplace, per the terms of the Fundify Portal Listing Agreement.

> **Instructions:**
>
> An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

Work4Workers, Inc., will issue to investors the right to certain shares of the company's capital stock via a SAFE. See the SmartSAFE and Proxy related exhibit to this Form C or https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes for more information and description of risks on this type of agreement.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

This investment will be via a SAFE and associated Proxy. Both are available as Form C Exhibits available for download. We recommend that you have an attorney review for your benefit and at your expense.

Work4Workers, Inc., a Delaware Corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth in the Agreements and excerpted in summary below. All other definitions, terms and conditions are defined in the SmartSAFE™ and associated voting rights Proxy agreement documents that accompany this Form C filing.

The **Target Number** of securities to be offered is 25,000

The **Maximum Number** of securities to be offered is 100,000

The **Price** per security offered is $1.00

The "**Discount**" is 20%

The "**Valuation Cap**" is $3,000,000

Key definitions excerpted from the SmartSAFE include:

Capital Stock means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**".

Conversion Price means either: (1) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a pre-money valuation of equal to or greater than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like), the SmartSAFE Price, or (2) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a premoney valuation of less than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs SAFE, promissory notes and the like), the Discount Price.

Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock [at a fixed pre-money valuation] OR [at a fixed pre-money valuation, with an aggregate sales price of not less than $2,500,000 (excluding all Convertible Securities converting into SmartSAFE Preferred Stock or Preferred Stock)]. Note: Company to determine whether to include a threshold on the amount raised that would trigger a conversion of the Purchase Amount into SmartSAFE Preferred Stock. Omitting a threshold means that a small financing, at, potentially a low valuation, could trigger conversion in the First Equity Financing (or be utilized to determine the conversion price of the Purchase Amount in a Subsequent Equity Financing).

First Equity Financing Price shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Preferred Stock sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SmartSAFE Price.

SmartSAFE Preferred Stock means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to:
(i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price;
(ii) the basis for any dividend rights, if any, which will be based on the Conversion Price;
(iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law;
(iv) the Information Waiver;
(v) the proxy granted pursuant to the Proxy Agreement; and
(vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

Please refer to the complete SmartSAFE and associated Proxy Agreement documents for complete terms and conditions for this investment.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

Any provision of this SmartSAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, *provided, however*, that this SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs, so long as such amendment and/or waivers (i) are applicable to all SmartSAFEs; (ii) do not modify this provision; and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material or adverse effect on the holders of the SmartSAFE.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or

   in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Please refer to the SmartSAFE document for full information. The common shares of the company include voting rights and information and inspection rights per the company bylaws.

Work4workers, Inc., initially authorized 10,000,000 shares of common stock, with 4,500,000 shares issued and 500,000 option pool shares. The breakdown of shares are identified in the capitalization table included in this document.

The following was excerpted from the SmartSAFE.

"**Company Capitalization**" means the sum of, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities; but excluding (A) this SmartSAFE, (B) all other SAFEs and Convertible Securities convertible into Preferred Stock of the Company and (C) and convertibles that convert into a shadow series of preferred that is neither SmartSAFE Preferred Stock nor Standard Preferred Stock; and (2) all shares of Common Stock reserved and available for future grant under the Plans, but excluding, for the avoidance of doubt, any increase to the number of shares of Common Stock under any of the Plans, and/or any similar plan existing or to be created, in connection with the Equity Financing, in each case, immediately prior to a conversion of this SmartSAFE in connection with an Equity Financing.

"**SmartSAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the First Equity Financing Price; (ii) the basis for any dividend rights, if any, which will be based on the First Equity Financing Price; (iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law; (iv) the Information Waiver; (v) the proxy granted pursuant to the Proxy Agreement; and (vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

The rights of the securities being offered may not be materially limited, diluted or qualified by the current rights of the common stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

Please refer to the SmartSAFE document for full information. The common shares of the company include voting rights and information and inspection rights per the company bylaws.

Excerpts from the SmartSAFE summarized below outline differences for the the Investor. The SmartSAFE is not secured by any of the assets of the Company, and will be subordinate in right of payment to all current and future indebtedness, including bank (and other financial institutions of a similar nature) indebtedness of the Company; provided, however, that notwithstanding the foregoing, this SmartSAFE, will rank *pari passu* to all other SmartSAFEs issued by the Company. In addition, the Investor is not entitled, as a holder of this SmartSAFE, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer upon the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

Not applicable.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

The securities will not be a valued until a qualified funding event per the SmartSAFE agreement   Investments terms are outlined in the SmartSAFE document.

The valuation cap is based on the intellectual property composed of product concept, market research and product definition. The company value also includes the market knowledge and operating experience of the team.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

Purchasing the securities involve certain risks of minority ownership in the company. As a minority shareholder, their votes may have no impact on votes concerning issues including but not limited to the future directions of the company, dilution of the shares, changing in voting rights, valuations of the shares, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

Risk to purchasers, as minority shareholders, are the inability to impact the strategic direction of the company, operational decisions of the company and valuations or dilution of the shares.

24. Describe the material terms of any indebtedness of the issuer:

Not applicable. The company has no debt.

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

No

> **Instructions:**
>
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
>
> Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

The current financial status of the company includes limited cash balances, no revenue, no debt, and no previous equity offerings. Since the company's inception, the legal structure has been set, stock plans and employee agreements have been completed, market research has continued and the product definition has been documented.   Funds being raised through this offering will be used to develop our Minimal Viable Product, MVP and to begin the launch of the product in Central Texas. The MVP is projected to be completed within three months after raising the targeted funding amount. Additional funds will enable the Initial market goals of growing the number of users on the platform. We are targeting tens of contractors and hundreds of users within six months after the MVP is launched. As we gain users and the users engage workers, we will begin charging a subscription fee.   As volume increases, these subscription fees will be greater than our expenses and we can achieve break even within the second year after we launch the MVP. Expenses will be moderated by the actual revenue growth of the company.   Additional institutional equity funding of approximately $2 Million will allow us to expand our marketing beyond Central Texas and continue our growth.

> **Instructions:**
>
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:   No

engaging in the business of securities, insurance or banking?:   No

engaging in savings association or credit union activities?:   No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:   No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:   No

places limitations on the activities, functions or operations of such person?:   No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:   No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:   No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

   1. any other material information presented to investors; and

   2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Initial market is the Texas Market represented by 700,000 construction workers in Texas per BLS data and 216,000+ construction companies in Texas per internet business listings.   The revenue projections forecast 220 construction companies (0.1% market share) in the first year and 11,000 (5% market share) in the second year.   The revenue projects forecast 6500 construction workers (0.9 % market share) in the first year and 100,000 construction workers (14.2 % market share) by the end of the 2nd year.

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and
>
> (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

Within 120 days after the end of the company's fiscal year.

33. Once posted, the annual report may be found on the issuer's website at:

www.work4workers.com